

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Christopher K. Davies
Chief Executive Officer
Atlas Capital Holdings, Inc.
2234 N. Federal Highway, Suite 330
Boca Raton, FL 33431

     Re: **Micro Mammoth Solutions, Inc.**
            Form 10-K for the year ended June 30, 2009
            Filed September 28, 2009
            File No. 333-144645

Dear Mr. Davies:

     We have completed our review of your filing and do not have any further comments at this time.

                         Sincerely,

                         Daniel L. Gordon
                         Branch Chief